2007 — 4

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing March 13, 2007 through April 16, 2007

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2007 and a copy of each of following press releases entitled:
-	“Philips acquires TIR Systems; a Canadian manufacturer of Solid State Lighting modules”, dated March 13, 2007;

-	“Philips elaborates on financial performance during General Meeting of Shareholders”, dated March 29, 2007;

-	“Philips General Meeting of Shareholders approves re-appointment of management, Supervisory Board members and proposal for dividend payment in 2007”, dated March 29, 2007;

-	“Philips announces closing of transfer of Mobile Phone operations to CEC”, dated April 6, 2007;

-	“Philips to acquire personal emergency response company Health Watch Holdings, Inc.”, dated April 10, 2007;

-	“Philips to acquire Digital Lifestyle Outfitters, a leading supplier of accessories for mobile devices”, dated April 13, 2007.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 16th day of April 2007.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer,
Member of the Board of Management)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, and industry consolidation. Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP, unless otherwise stated. Figures have been restated for the new reporting structure of the Philips Group and the allocation of certain Corporate/ Regional/ Country and Intellectual Property costs to the operating divisions.
Philips reports 27% growth in Q1 EBITA Net income increases to EUR 875 million
•	EBITA amounted to EUR 353 million, or 5.9% of sales, compared with EUR 279 million, or 4.5% of sales, in Q1 2006.

•	Including a gain on the sale of TSMC shares, net income increased to EUR 875 million from EUR 160 million in Q1 2006.

•	Sales totaled EUR 5,991 million, up 3% on a comparable basis compared to the same period last year, driven by a very strong performance at DAP and Lighting.

•	So far this year, announcement of three strategically aligned acquisitions that will add to growth.
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“Philips had an excellent start to 2007, with our EBITA growing by 27% to EUR 353 million in the first quarter. This significant growth reflects the strong market position of our more sharply focused portfolio of businesses, and validates the strategic choices we have made in the past.
In the first quarter, our businesses showed significant – and in parts of Consumer Retail exceptional – growth driven by innovation and the leveraging of investments we are making to deliver on our “sense and simplicity” brand promise. The integration of recent acquisitions such as Partners in Lighting will further add to this.
It is encouraging to see that the acquisitions we have made are contributing quickly to value creation. At Medical Systems the important integration of Intermagnetics is well on track, once completed, to deliver the expected benefits to our MR business. Our recent announcement on Health Watch will further strengthen our leadership position in the fast growing market for Emergency Response Services.
Our Lighting division is well positioned to benefit from the increasing awareness of the need for lower energy consumption, and we are already seeing the impact. In the first quarter, the strong top-line growth at Lighting was partly attributable to our eco-friendly, energy-efficient solutions. In the first months of this year, Philips continued efforts to forge alliances with governments, industry partners and other organizations around the world to accelerate the replacement of inefficient lighting with newer, more efficient lighting solutions in the years to come.
We feel confident Philips will continue establishing a track record as a successful acquirer and operator of businesses that create sustainable value and drive increased growth and profitability for the group.”

Philips Group
Highlights in the Quarter
Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	6,155	5,991
EBITA	279	353
as a % of sales	4.5	5.9
EBIT	246	292
Financial income and expenses	(23)	683
Income taxes	(60)	(83)
Results equity-accounted investees	(17)	(48)
Minority interests	(7)	3

Income from continuing operations	139	847
Discontinued operations	21	28

Net income	160	875
Per common share (in euros) – basic	0.13	0.80

Net income

•	Including a non-taxable net gain of EUR 697 million resulting from the sale of a further 3.4% stake in TSMC and a fair- value adjustment in the value of the Company’s stake in JDS Uniphase, net income amounted to EUR 875 million, compared to EUR 160 million in Q1 2006. EBITA increased from 4.5% to 5.9% of sales, largely due to improved earnings at DAP and lower costs within Group Management & Services.

•	Income taxes of EUR 83 million have been calculated using an estimated annual effective tax rate of 29% for 2007.

•	Net income from discontinued operations of EUR 28 million reflects the result of a settlement relating to last year’s sale of a majority stake in the Semiconductors division.
Sales by sector
in millions of euros unless otherwise stated

	Q1	Q1	% change
	2006	2007	nominal	comparable

Medical Systems	1,469	1,455	(1)	3
DAP	496	608	23	17
CE	2,423	2,208	(9)	(6)
Lighting	1,345	1,474	10	8

I&EB	395	197	(50)	38

GMS	27	49	81	96
Philips Group	6,155	5,991	(3)	3

Sales by sector

•	Adjusted for the 5% downward effect of currency movements and 1% downward impact of consolidation changes, sales of EUR 5,991 million represent a comparable increase of 3% compared to Q1 2006.

•	Medical Systems’ sales declined by 1% nominally but grew 3% on a comparable basis compared to Q1 2006, driven mainly by higher sales at Imaging Systems. The 17% comparable sales growth at DAP was driven by higher revenues at Shaving & Beauty, Domestic Appliances and Health & Wellness. Compared to Q1 2006, sales at Consumer Electronics declined due to lower shipments of monitors, CRT televisions and, ahead of the March divestment of the business, mobile phones, partially offset by increased sales of Flat TV. At Lighting, almost all businesses contributed to the division’s 8% comparable sales growth, notably Luminaires.
Sales by region
in millions of euros unless otherwise stated

	Q1	Q1	% change
	2006	2007	nominal	comparable

Europe/Africa	2,752	2,797	2	4
North America	1,727	1,702	(1)	4
Latin America	460	367	(20)	(14)
Asia Pacific	1,216	1,125	(7)	4

Philips Group	6,155	5,991	(3)	3

Sales by region

•	Higher sales in Europe/Africa were driven primarily by Lighting and Medical Systems. Sales growth in North America was attributable mainly to DAP and Lighting. The lower sales in Latin America were almost exclusively due to a sharp decline of the (CRT) TV market in Brazil. In Asia, the comparable sales growth was driven by Lighting and DAP, while CE declined, largely due to Mobile Phones.

EBITA
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Medical Systems	102	101
DAP	55	107
CE	33	34
Lighting	190	186
Innovation & Emerging Businesses	(19)	(30)
Group Management & Services	(82)	(45)

Philips Group	279	353
as a % of sales	4.5	5.9

Earnings

•	Compared to Q1 2006, EBITA improved by EUR 74 million, or 1.4% of sales, driven by improvements at DAP and Group Management & Services. EBIT grew by EUR 46 million, or 0.9% of sales, to reach 4.9% for the quarter.

•	Excluding EUR 8 million in purchase-accounting charges for Intermagnetics and EUR 12 million of additional incidental losses at MedQuist, EBITA at Medical Systems improved by EUR 19 million compared to Q1 2006.

•	DAP saw strong sales and earnings in all of its businesses take EBITA to 17.6% of sales, compared to 11.1% in Q1 2006.

•	Despite the lower sales level, CE’s EBITA was on par with Q1 2006.

•	Lighting’s EBITA included EUR 34 million in restructuring, purchase accounting-related and other incidental charges, slightly higher than in the corresponding period of 2006. Q1 2006 also included a EUR 11 million gain on the sale of real estate.

•	Excluding a EUR 30 million gain on the sale of CryptoTec in Q1 2006, EBITA at Innovation & Emerging Businesses improved by EUR 19 million.

•	EBITA at Group Management & Services improved due to lower pension costs and, in line with the Company’s commitment, lower Corporate costs.
EBIT
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Medical Systems	79	56
DAP	54	104
CE	33	34
Lighting	181	177
Innovation & Emerging Businesses	(19)	(34)
Group Management & Services	(82)	(45)

Philips Group	246	292
as a % of sales	4.0	4.9

Financial income and expenses
in millions of euros

	Q1	Q1
	2006	2007

Interest expenses, net	(42)	(11)
TSMC
- sale of securities	—	733
- fair-value adjustment of securities	—	(5)
JDS Uniphase impairment	—	(36)

Other	19	2
Total	(23)	683

Financial income and expenses

•	As a result of a lower net debt position during the quarter, net interest expense declined considerably compared to Q1 2006.

•	The sale of a further 3.4% of the Company’s stake in TSMC resulted in a tax-free gain of EUR 733 million.

•	Judging the continuing decline in the market value of JDS Uniphase to be other than temporary, a fair-value loss of EUR 36 million was recorded on the Company’s stake in JDS Uniphase.

Results relating to equity-accounted investees
in millions of euros

	Q1	Q1
	2006	2007

LG.Philips LCD	15	(47)
LG.Philips Displays	(45)	—
Others	13	(1)

Total	(17)	(48)

Results relating to equity-accounted investees

•	Results relating to equity-accounted investees decreased by EUR 31 million, due to lower results at LG.Philips LCD.

•	Q1 2006 results included a EUR 45 million charge related to the voluntary support of a social plan for employees impacted by the bankruptcy of some LG.Philips Displays activities.

Cash balance
in millions of euros

	Q1	Q1
	2006	2007
Beginning balance	5,293	6,023
Net cash from operating activities	(1,003)	(203)
Gross capital expenditures	(222)	(171)
Acquisitions/divestments	(558)	(487)
Other cash from investing activities	34	1,136

Changes in debt/other	(180)	(318)
Net cash discontinued operations	25	(74)

Ending balance	3,389	5,906

Cash balance

•	During the quarter, proceeds of EUR 1,315 million from the sale of shares in TSMC were more than offset by cash outflows of EUR 561 million for the acquisition of Partners in Lighting International (PLI), EUR 350 million for the repurchase of shares and the normal seasonal increase in working capital.

•	Q1 2006 included cash outflows of EUR 582 million in additional funding for the UK pension plan, EUR 579 million for the acquisition of Lifeline Systems and EUR 414 million for share repurchases.

Cash flows from operating activities

•	Compared to Q1 2006, cash flows from operating activities improved due to higher operating cash generation in almost all divisions.

•	Q1 2006 cash flows from operating activities included a cash outflow of EUR 582 million for additional pension funding in the UK.

Gross capital expenditures

•	Gross capital expenditures of EUR 222 million in Q1 2006 included EUR 73 million for the acquisition of a Lumileds building. Excluding this, the year-on-year increase in capital expenditures is largely due to additional production-related investments in energy-efficient lighting products.

Inventories

•	Net inventories as a percentage of sales improved by 0.3 percentage points compared to Q1 2006, driven by lower inventory at Consumer Electronics and the positive impact of the further divestment of businesses from the Corporate Investments portfolio.

Net debt and group equity

•	The net debt to group equity ratio remained in line with Q4 2006 but improved relative to the corresponding period of last year, largely due to the sale of a majority stake in the Semiconductors division in Q3 2006.

•	During the quarter, group equity declined by EUR 1,024 million, mostly due to the repurchase of shares totaling EUR 350 million and the recognition of a dividend payable of EUR 659 million.

Employment

•	During the quarter, the number of employees increased by 2,566, mainly due to the acquisition of Partners in Lighting International (PLI), partially offset by the divestment of the Automotive Playback Module and Mobile Phones businesses.

•	Excluding the 37,156 employees included in discontinued operations in Q1 2006 (mainly the Semiconductors division), the number of employees has remained stable year-on-year. Increases in employee numbers as a result of acquisitions have been counterbalanced by divestments and efficiency-related reductions in headcount.

Medical Systems
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	1,469	1,455
Sales growth
% nominal	14	(1)
% comparable	8	3

EBITA	102	101
as a % of sales	6.9	6.9

EBIT	79	56
as a % of sales	5.4	3.8

Net operating capital (NOC)	3,362	4,188

Number of employees (FTEs)	30,696	32,463
Business highlights

•	In January, Philips signed a EUR 27 million contract with Ascent Profit, a Chinese medical equipment wholesaler, to deliver 200 high-end radiography systems to China and so tap into the country’s growing demand for medical equipment.

•	MD Buyline, an independent healthcare research company covering more than 3,200 hospitals, named Philips the best defibrillator manufacturer for overall user satisfaction.

•	Philips announced it will team up with AstraZeneca, Merck, BG Medicine and Humana to explore treatments for High-Risk Plaque – the primary cause of heart attacks.

•	For the 2nd year in a row, KLAS – an independent health-care IT research firm – named Philips “Best in KLAS” in cardiology picture archiving and communication systems.
Financial performance

•	Equipment order intake on a currency-comparable basis showed a minimal decline compared to Q1 2006, mainly due to a softening of the North American market for imaging equipment.

•	Sales showed year-on-year comparable growth of 3%, driven by strong growth at Magnetic Resonance, Customer Services, Cardiac Care and General X-Ray, offset by declines at Computed Tomography and MedQuist.

•	Excluding MedQuist and the Intermagnetics-related charges, EBITA improved compared to Q1 2006, both in absolute amount and relative to sales. MedQuist’s EBITA deteriorated by EUR 12 million compared to Q1 2006 mainly due to several incidental charges during the quarter, including a settlement related to shareholder litigation and recognition of customer accommodation payments.

•	EBIT included EUR 30 million in Intermagnetics-related acquisition and integration charges, EUR 8 million of which also impacted EBITA.

•	Net operating capital and employee numbers increased, mainly due to the consolidation of Intermagnetics and Witt Biomedical.
Looking ahead

•	Purchase-accounting and integration-related charges for Intermagnetics are expected to be approximately EUR 15 million per quarter (of which EUR 5 million will impact EBITA) for the remainder of the year.

Domestic Appliances and Personal Care
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	496	608
Sales growth
% nominal	16	23
% comparable	10	17

EBITA	55	107
as a % of sales	11.1	17.6
EBIT	54	104
as a % of sales	10.9	17.1

Net operating capital (NOC)	464	1,240

Number of employees (FTEs)	8,378	10,062
     Business highlights
•	In February, Philips Shavers achieved a 5-year high market share of 55% in the United States.
•	Product sales in various key lines of business, such as Kitchen Appliances and Oral Healthcare, improved on the back of global brand and health-oriented marketing campaigns and strong product portfolios.
•	Philips Floor Care won a Red Dot design award for its Auto Clean bagless vacuum cleaner. Judging criteria include innovation, functionality, ergonomics and durability.
•	Amazon.com recognized Philips DAP as the 2006 Health and Personal Care Vendor of the year. Philips products were described as “both innovative and instantly popular.”
     Financial performance
•	Strong advertising and promotion-driven sell-through at the end of 2006 triggered very strong sales in the early part of the quarter, leading to 17% comparable sales growth compared to Q1 2006. All regions contributed to the strong year-on-year increase, most notably China and the US with growth of 33% and 31% respectively.
•	Strong double-digit sales growth was also visible across all businesses. Domestic Appliances’ sales were boosted by Kitchen Appliances, mainly driven by the healthy living initiative and a strong product portfolio in Garment Care and Floor Care. Shaving & Beauty sales grew primarily in Female Depilation and Grooming, with strong growth in Shaving (mainly in China, Russia and Latin America). The comparable growth at Health & Wellness was largely due to Oral Healthcare.
•	EBITA improved by EUR 52 million, or 6.5% of sales, driven by the strong sales growth and Avent, including the effect of early post-acquisition synergies. Restructuring costs were EUR 10 million lower compared to Q1 2006.
•	The year-on-year increase in NOC and headcount was largely due to the September 2006 acquisition of Avent.
     Looking ahead
•	During Q2, DAP plans several new product launches, supported by additional investments in advertising and promotion, and will continue its focus on emerging markets.

Consumer Electronics
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	2,423	2,208
Sales growth
% nominal	13	(9)
% comparable	16	(6)

EBITA	33	34
as a % of sales	1.4	1.5

EBIT	33	34
as a % of sales	1.4	1.5

Net operating capital (NOC)	78	97

Number of employees (FTEs)	14,932	13,947
     Business highlights
•	Strengthening its Peripherals & Accessories business, Philips announced it would buy US-based Digital Lifestyle Outfitters, which designs, markets and distributes accessories for mobile audio-visual devices such as MP3 and video players.
•	Philips signed an exclusive worldwide hardware sponsorship agreement with the upcoming World Cyber Games, the leading international video-game competition, to demonstrate its new range of ambient peripherals (amBX), which revolutionize the way gamers experience games on their PC.
•	Philips announced a partnership with crystal and jewelry company Swarovski to provide fashionable consumer-electronic lifestyle accessories for women. Products, including sound accessories and storage devices, will be available in Europe, North America and Asia from August 2007.
•	Philips closed the sale of its remaining mobile phone activities to China Electronics Corporation (CEC). As part of this transaction, CEC received an exclusive license to market and sell mobile phones under the Philips brand name for the coming five years.
     Financial performance
•	Consumer Electronics sales amounted to EUR 2,208 million, a comparable decline of 6% compared to Q1 2006, a quarter in which sales were buoyed by the high sell-in ahead of soccer’s FIFA World Cup TM. In Q1 2007, higher sales of Flat TV (volume shipments were over 50% higher than in Q1 2006) were more than offset by lower sales of monitors and CRT televisions, both product categories for which the focus was predominantly on margin management. Sales at Mobile Phones, the divestment of which was completed at the end March, declined by EUR 48 million compared to Q1 2006.
•	Despite the lower sales, EBITA increased slightly, both in value and as a percentage of sales. Margin pressure in Displays was offset by higher EBITA at Entertainment Solutions, Home Networks and Peripherals & Accessories.
•	Inventories decreased to 6.4% of sales from 8.4% in Q1 2006, as strict inventory control remained a priority for categories such as Flat TV.
     Looking ahead
•	For Q2, little change is anticipated in the trading conditions in the global consumer electronics marketplace.

Lighting
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	1,345	1,474
Sales growth
% nominal	19	10
% comparable	8	8

EBITA	190	186
as a % of sales	14.1	12.6

EBIT	181	177
as a % of sales	13.5	12.0

Net operating capital (NOC)	2,665	3,441

Number of employees (FTEs)	46,701	53,308
     Business highlights
•	Philips made an offer to acquire TIR Systems, a Canada-based leading supplier of SSL modules for high-quality white light. TIR Systems holds a patent portfolio that will strengthen Philips’ IP position and give a leadership position in SSL modules in the high- and mid-end segments of this market.
•	Philips, together with a congressional coalition, announced an industry-wide initiative in the United States to accelerate replacement of inefficient lighting with newer, more energy-efficient lighting products in the years to come.
•	Underscoring its technological leadership, Philips Lumileds announced the launch of LUXEON Rebel power LEDs with new packaging technology that will dramatically reduce the size of LEDs (footprint 75% smaller than other surface-mount LEDs) and enable new approaches to solid-state lighting design.

     Financial performance
•	Sales increased to EUR 1,474 million, on a comparable basis 8% higher than in Q1 2006, mainly due to strong growth in energy-efficient “Green-Switch” lighting solutions and to higher sales in emerging markets such as Russia, China and Brazil.
•	EBITA included EUR 34 million in restructuring, purchase accounting-related and other incidental charges, slightly higher than in the corresponding period of 2006. Q1 2006 also included a EUR 11 million gain on the sale of real estate.
•	The increase in net operating capital and number of employees is attributable to the consolidation of The Bodine Company and Partners in Lighting International (PLI).
     Looking ahead
•	The drive to launch innovative, energy-efficient products and to focus on emerging markets will remain a priority in 2007.
•	Further optimization of the industrial footprint is expected to result in restructuring charges of approximately EUR 20 million in Q2 2007.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	395	197
Sales growth
% nominal	(13)	(50)
% comparable	(16)	38

EBITA Technologies / Incubators	(1)	(30)
EBITA CHS and others	(18)	—

EBITA	(19)	(30)

EBIT	(19)	(34)
Net operating capital (NOC)	960	753

Number of employees (FTEs)	16,707	7,561
     Business highlights
•	In Consumer Healthcare Solutions, Philips announced it will acquire personal emergency response company Health Watch Holdings, building on last year’s Lifeline Systems acquisition.
•	Philips Content Identification announced the introduction of MediaHedge, a content-rights clearing service for content owners and content users. This service helps the entertainment industry as well as the end-user to sell, share and distribute content optimally with respect to copyrights.
•	Philips won 17 awards in six categories in the annual iF product design competition. The acclaimed designs were selected from 2,000 entries across 30 countries in categories such as consumer electronics, lighting and medicine, and for the first time, the Advanced Studies category.
•	In January, Taiwan-based optical disc manufacturer Daxon Technology agreed to join Veeza, Philips’ licensing program for CD-R discs. All major CD-R disc manufacturers have now joined the Veeza program.
     Financial performance Corp. Tech./Incubators
•	The EBITA decline at Corporate Technologies compared to Q1 2006 is related to last year’s EUR 30 million gain on the sale of CryptoTec. Q1 2007 EBIT included a EUR 6 million gain on the sale of TASS, a software application business.
     Financial performance CHS and others
•	Sales at Consumer Healthcare Solutions grew 17% on a comparable basis, driven by the growth of services at Lifeline.
•	A gain on the sale of the Automotive Playback Module (APM) business was offset by results in the remaining businesses to be sold.
•	Compared to Q1 2006, the significant decline in employee numbers is attributable to the divestment of several businesses from the Corporate Investments portfolio, notably Optical Storage and ETG.
     Looking ahead
•	Further investments in technology and business development are expected in Q2.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2006	2007

Sales	27	49

Sales growth
% nominal	(24)	81
% comparable	(11)	96

EBITA Corporate & Regional Costs	(36)	(33)
EBITA Brand Campaign	(3)	(2)
EBITA Service Units, Pensions and Other	(43)	(10)

EBITA	(82)	(45)

EBIT	(82)	(45)

Net operating capital (NOC)	446	432

Number of employees (FTEs)	6,928	6,956
     Business highlights
•	Philips published its ninth Sustainability Annual Report in February and announced sales of EUR 4 billion in Green Products in 2006.
•	For the third year in a row, Philips ranked among the Global 100 Most Sustainable Corporations. The Global 100, which premiered in 2005, is a listing of the 100 large blue-chip companies around the world that demonstrated the strongest sustainability performance among their peers.
•	At the largest Simplicity Event to date, Philips showcased how its simplicity-led design vision can contribute to a healthy lifestyle and improved quality of life. This event, held in Hong Kong in March, attracted more than 2,000 key stakeholders.
•	Implementation of Philips’ new Global Supplier Rating System (GSRS) is well on track, with 55% of spend on suppliers already included in the system. GSRS enables evaluation and tracking of supply management performance in key areas including quality and cost. This program is being implemented across the Philips divisions.
     Financial performance
•	Corporate & Regional costs, while in absolute spend reflecting the seasonally low first quarter, decreased compared to Q1 2006, confirming progress in the initiative to save EUR 75 million in cost (on a run-rate basis by the end of the year) by becoming a simpler and more market-driven organization.
•	In addition to these cost savings, the improvement in EBIT compared to Q1 2006 was due to lower pension costs and lower costs related to legal claims.
     Looking ahead
•	Pension costs for Group Management & Services are expected to be approximately EUR 25 million in 2007.
•	Full year expenditures on the brand campaign are expected to be slightly lower than 2006, with approximately EUR 40 million planned for Q2 and most of the remainder in Q4.

Outlook
Outlook
We made strong progress in the first quarter of 2007 towards meeting our targets of 5-6% average annual sales growth and EBITA of above 7.5% of sales, with all divisions on track to achieve their objectives. This year will again see the introduction of a stream of innovative, exciting new products across all markets we serve, including the further expansion of our ‘green’ product portfolio. Full-year sales at DAP and Lighting are expected to exceed these divisions’ medium-term growth targets.
With our portfolio now clearly defined, we will move forward with our shareholder-value-driven reallocation of capital. We will continue the responsible sell-down of our financial holdings while looking to make value-creating acquisitions in line with our strategic direction. We intend to complete our already-announced share buy-back programs by the end of the year.
Overall, we remain confident that 2007 will be a year of further growth and increased profitability for Philips.
Amsterdam, April 16, 2007
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

		January to March
	2006	2007
Sales	6,155	5,991
Cost of sales	(4,280)	(3,997)

Gross margin	1,875	1,994

Selling expenses	(1,067)	(1,115)
General and administrative expenses	(222)	(229)
Research and development expenses	(415)	(406)
Other business income and expenses	75	48

Income from operations	246	292

Financial income and expenses	(23)	683

Income before taxes	223	975

Income tax expense	(60)	(83)

Income after taxes	163	892

Results relating to equity-accounted investees	(17)	(48)

Minority interests	(7)	3

Income from continuing operations	139	847

Discontinued operations	21	28

Net income	160	875

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,195,716	1,100,107
• diluted	1,204,537	1,111,232

Net income per common share in euros:
• basic	0.13	0.80
• diluted	0.13	0.79

Ratios
Gross margin as a % of sales	30.5	33.3
Selling expenses as a % of sales	(17.3)	(18.6)
G&A expenses as a % of sales	(3.6)	(3.8)
R&D expenses as a % of sales	(6.7)	(6.8)

EBIT or Income from operations	246	292
as a % of sales	4.0	4.9

EBITA	279	353
as a % of sales	4.5	5.9

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated

	March 31,	December 31,	March 31,
	2006	2006	2007
Current assets:
Cash and cash equivalents	3,389	6,023	5,906
Receivables	4,464	4,773	4,345
Current assets of discontinued operations	1,469	—	—
Inventories	3,159	2,880	3,109
Other current assets	1,196	1,286	1,361

Total current assets	13,677	14,962	14,721

Non-current assets:
Investments in equity-accounted investees	3,388	2,978	2,816
Other non-current financial assets	7,496	8,056	6,745
Non-current receivables	268	214	222
Non-current assets of discontinued operations	2,395	—	—
Other non-current assets	3,797	3,453	3,526
Property, plant and equipment	3,100	3,099	3,158
Intangible assets excluding goodwill	1,409	1,915	2,110
Goodwill	2,851	3,820	4,041

Total assets	38,381	38,497	37,339

Current liabilities:
Accounts and notes payable	3,059	3,450	2,760
Current liabilities of discontinued operations	999	—	—
Accrued liabilities	3,231	3,336	3,395
Short-term provisions	949	876	684
Other current liabilities	708	605	561
Dividend payable	523	—	659
Short-term debt	1,453	863	1,006

Total current liabilities	10,922	9,130	9,065

Non-current liabilities:
Long-term debt	3,239	3,006	2,927
Long-term provisions	1,879	2,449	2,577
Non-current liabilities of discontinued operations	343	—	—
Other non-current liabilities	908	784	666

Total liabilities	17,291	15,369	15,235

Minority interests	159	131	135
Stockholders’ equity	20,931	22,997	21,969

Total liabilities and equity	38,381	38,497	37,339

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,188,852	1,106,893	1,097,563

Ratios

Stockholders’ equity per common share in euros	17.61	20.78	20.02

Inventories as a % of sales	11.9	10.7	11.6

Net debt (cash): group equity	6:94	(10):110	(10):110

Net operating capital	7,975	8,724	10,151

Employees at end of period of which discontinued operations 37,156 end of March 2006	161,498	121,732	124,298

Consolidated statements of cash flows *
all amounts in millions of euros

	January to March
	2006	2007
Cash flows from operating activities:
Net income	160	875
(Income) loss discontinued operations	(21)	(28)
Adjustments to reconcile income to net cash provided by (used for) operating activities:
Depreciation and amortization	184	208
Impairment of equity-accounted investees and available-for-sale securities	3	39
Net gain on sale of assets	(70)	(774)
(Income) loss from equity-accounted investees (net of dividends received)	(30)	86
Minority interests (net of dividends paid)	7	(3)
(Increase) decrease in working capital/other current assets	(622)	(601)
(Increase) decrease in non-current receivables/other assets	(633)	(287)
Increase (decrease) in provisions	1	79
Proceeds from sales of trading securities	—	182
Other items	18	21

Net cash provided by (used for) operating activities	(1,003)	(203)

Cash flows from investing activities:
Purchase of intangible assets	(22)	(19)
Capital expenditures on property, plant and equipment	(200)	(152)
Proceeds from disposals of property, plant and equipment	26	10
Cash from (to) derivatives	10	(15)
Proceeds from sale (purchase) of other non-current financial assets	(2)	1,141
Proceeds from sale (purchase) of businesses	(558)	(487)

Net cash provided by (used for) investing activities	(746)	478

Cash flows from financing activities:
Increase (decrease) in debt	255	2
Treasury stock transactions	(373)	(306)

Net cash provided by (used for) financing activities	(118)	(304)

Net cash provided by (used for) continuing operations	(1,867)	(29)

Cash flows from discontinued operations
Net cash provided by (used for) operating activities	149	(74)
Net cash provided by (used for) investing activities	(124)	—
Net cash provided by (used for) financing activities	—	—

Net cash provided by (used for) discontinued operations	25	(74)

Net cash provided by (used for) continuing and discontinued operations	(1,842)	(103)

Effect of change in exchange rates on cash positions	(62)	(14)
Cash and cash equivalents at beginning of period	5,293	6,023

Cash and cash equivalents at end of period	3,389	5,906

*	For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	(1,749)	275

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to March 2007
				accumulated other comprehensive income (loss)
		capital			unrealized gain		changes in			total
		in excess		currency	(loss) on		fair value of		treasury	stock
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	holders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity
Balance as of December 31, 2006	228	—	22,085	(1,874)	4,281	(808)	8	1,607	(923)	22,997
Net income			875							875
Net current period change				(129)	(169)	17	4	(277)		(277)
Reclassifications into income				1	(694)		(1)	(694)		(694)

Total comprehensive income (loss), net of tax			875	(128)	(863)	17	3	(971)		(96)
Dividend payable			(659)							(659)
Purchase of treasury stock									(350)	(350)
Re-issuance of treasury stock		(20)	(25)						102	57
Share-based compensation plans		20								20

Balance as of March 31, 2007	228	—	22,276	(2,002)	3,418	(791)	11	636	(1,171)	21,969

Sectors
all amounts in millions of euros unless otherwise stated
restated for the new reporting structure of the Philips Group, and the allocation of certain
Corporate/ Regional/ Country and Intellectual Property costs to the operating Divisions
Sales and income from operations

	January-March
	2006			2007
	Sales	Income from operations		Sales	Income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	1,469	79	5.4	1,455	56	3.8
DAP	496	54	10.9	608	104	17.1
Consumer Electronics	2,423	33	1.4	2,208	34	1.5
Lighting	1,345	181	13.5	1,474	177	12.0
Innovation & Emerging Businesses	395	(19)	(4.8)	197	(34)	(17.3)
Group Management & Services	27	(82)		49	(45)

Total	6,155	246	4.0	5,991	292	4.9

Sectors and main countries
all amounts in millions of euros
restated for the new reporting structure of the Philips Group, and the allocation of certain
Corporate/ Regional/ Country and Intellectual Property costs to the operating Divisions
Sales and total assets

	Sales		Total assets
	January to March		March 31,
	2006	2007	2006	2007
Medical Systems	1,469	1,455	5,434	6,256
DAP	496	608	934	1,782
Consumer Electronics	2,423	2,208	2,652	2,223
Lighting	1,345	1,474	3,783	4,696
Innovation & Emerging Businesses	395	197	1,790	1,248
Group Management & Services	27	49	19,924	21,134

Total	6,155	5,991	34,517	37,339
Discontinued operations			3,864	—

Total			38,381	37,339
Sales and long-lived assets

	Sales		Long-lived assets*
	January to March		March 31,
	2006	2007	2006	2007
Netherlands	255	255	1,117	1,171
United States	1,624	1,620	4,626	5,040
Germany	499	441	269	289
France	353	366	124	104
United Kingdom	265	279	20	784
China	445	420	199	165
Other countries	2,714	2,610	1,005	1,756

Total	6,155	5,991	7,360	9,309

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Net periodic pension costs of defined-benefit plans

	January-March 2007
	Netherlands	Other
Service cost	37	26
Interest cost on the projected benefit obligation	129	102
Expected return on plan assets	(204)	(98)
Net actuarial (gain) loss	(1)	20
Prior service cost	(11)	4
Settlement loss	—	—
Curtailment loss (gain)	—	—
Other	—	—

Net periodic cost (income)	(50)	54
The net periodic pension costs in the first quarter of 2007 amounted to EUR 23 million, of which EUR 4 million related to defined-benefit (DB) plans (the Netherlands income of EUR 50 million, other countries cost of EUR 54 million) and EUR 19 million related to defined-contribution (DC) plans (the Netherlands cost of EUR 2 million, other countries cost of EUR 17 million).
Net periodic costs of postretirement benefits other than pensions

	January-March 2007
	Netherlands	Other
Service cost	—	1
Interest cost on the accumulated postretirement benefit obligation	—	6
Transition obligation	—	1
Net actuarial loss	—	1

Net periodic cost (income)	—	9

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	January to March
	2006	2007
Sales	6,155	5,991
Cost of sales	(4,302)	(4,008)

Gross margin	1,853	1,983

Selling expenses	(1,073)	(1,117)
General and administrative expenses	(259)	(289)
Research and development expenses	(400)	(402)
Other business income and expenses	63	17

Income from operations	184	192

Financial income and expenses	(22)	681

Income before taxes	162	873

Income tax expense	(61)	(60)

Income after taxes	101	813

Results relating to equity-accounted investees	(23)	(45)

Minority interests	(7)	3

Income from continuing operations	71	771

Discontinued operations	80	28

Net income	151	799

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,195,716	1,100,107
• diluted	1,204,537	1,111,459

Net income per common share in euros:
• basic	0.13	0.73
• diluted	0.13	0.72

Ratios
Gross margin as a % of sales	30.1	33.1
Selling expenses as a % of sales	(17.4)	(18.6)
G&A expenses as a % of sales	(4.2)	(4.8)
R&D expenses as a % of sales	(6.5)	(6.7)

EBIT or Income from operations	184	192
as a % of sales	3.0	3.2

EBITA	231	239
as a % of sales	3.8	4.0

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	March 31,	December 31,	March 31,
	2006	2006	2007
Current assets:
Cash and cash equivalents	3,389	6,023	5,906
Receivables	4,464	4,773	4,345
Current assets of discontinued operations	1,469	—	—
Inventories	3,159	2,880	3,109
Other current assets	567	777	717

Total current assets	13,048	14,453	14,077

Non-current assets:
Investments in equity-accounted investees	3,347	2,873	2,716
Other non-current financial assets	7,436	8,056	6,745
Non-current receivables	268	206	214
Non-current assets of discontinued operations	3,492	—	—
Other non-current assets	419	390	553
Deferred tax assets	2,101	1,475	1,563
Property, plant and equipment	3,113	3,117	3,173
Intangible assets excluding goodwill	2,170	2,660	2,824
Goodwill	2,496	3,500	3,726

Total assets	37,890	36,730	35,591

Current liabilities:
Accounts and notes payable	3,059	3,450	2,760
Current liabilities of discontinued operations	998	—	—
Accrued liabilities	3,196	3,319	3,377
Short-term provisions	766	755	689
Other current liabilities	709	605	561
Dividend payable	523	—	659
Short-term debt	1,467	871	1,012

Total current liabilities	10,718	9,000	9,058

Non-current liabilities:
Long-term debt	3,242	3,007	2,928
Long-term provisions	1,650	1,800	1,927
Non-current liabilities discontinued operations	519	—	—
Deferred tax liabilities	63	283	183
Other non-current liabilities	866	595	549

Total liabilities	17,058	14,685	14,645

Minority interests *	367	135	140
Stockholders’ equity	20,465	21,910	20,806

Total liabilities and equity	37,890	36,730	35,591

Number of common shares outstanding (after deduction of treasury stock at the end of period (in thousands))	1,188,852	1,106,893	1,097,563

Ratios

Stockholders’ equity per common share in euros	17.21	19.79	18.96

Inventories as a % of sales	11.9	10.7	11.6

Net debt (cash) : group equity	6:94	(11):111	(10):110

Employees at end of period of which discontinued operations 37,156 end of March 2006	161,498	121,732	124,298

*	of which discontinued operations EUR 188 million end of March 2006

Reconciliation from US GAAP to IFRS
all amounts in millions of euros
Reconciliation of net income from US GAAP to IFRS

	January to March
	2006	2007
Net income as per the consolidated statements of income on a US GAAP basis	160	875
Adjustments to IFRS:
Capitalized product development expenses	71	46
Amortization of product development assets	(48)	(47)
Pensions and other postretirement benefits	(54)	(71)
Amortization of intangible assets	(16)	—
Provisions	—	2
Unconsolidated companies	(7)	3
Deferred income tax effects	(2)	23
Discontinued operations	59	—
Other differences in income	(12)	(32)

Net income in accordance with IFRS	151	799
Reconciliation of stockholders’ equity from US GAAP to IFRS

	March 31,	March 31,
	2006	2007
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	20,931	21,969
Adjustments to IFRS:
Product development expenses	518	513
Pensions and other postretirement benefits	(2,089)	(1,786)
Goodwill amortization (until January 1, 2004)	(316)	(287)
Goodwill capitalization (acquisition-related)	(39)	(29)
Acquisition-related intangibles	273	201
Assets from discontinued operations	733	—
Investments in equity-accounted investees	(101)	(100)
Provisions	—	55
Recognized results on sale-and-leaseback transactions	75	49
Deferred income tax effects	504	209
Other differences in equity	(24)	12

Stockholders’ equity in accordance with IFRS	20,465	20,806

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated for the new reporting structure of the Philips Group, and the allocation of certain Corporate/
Regional/Country and Intellectual Property costs to the operating Divisions
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

	January to March
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth
2007 versus 2006
Medical Systems	2.9	(6.2)	2.3	(1.0)
DAP	16.9	(3.7)	9.4	22.6
Consumer Electronics	(6.1)	(3.1)	0.3	(8.9)
Lighting	7.8	(4.4)	6.2	9.6
Innovation & Emerging Businesses	38.4	(3.5)	(85.0)	(50.1)
Group Management & Services	96.0	(7.2)	(7.3)	81.5

Philips Group	2.6	(4.2)	(1.1)	(2.7)
EBITA to Income from operations (or EBIT)

						Innovation	Group
	Philips	Medical		Consumer		& Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
January to March 2007
EBITA	353	101	107	34	186	(30)	(45)
Amortization of intangibles	(51)	(35)	(3)	—	(9)	(4)	—

Write-off of acquired in-process R&D	(10)	(10)	—	—	—	—	—
Income from operations (or EBIT)	292	56	104	34	177	(34)	(45)
January to March 2006
EBITA	279	102	55	33	190	(19)	(82)
Amortization of intangibles	(33)	(23)	(1)	—	(9)	—	—

Write-off of acquired in-process R&D	—	—	—	—	—	—	—
Income from operations (or EBIT)	246	79	54	33	181	(19)	(82)
Composition of net debt and group equity

	March 31,	March 31,
	2006	2007
Long-term debt	3,239	2,927
Short-term debt	1,453	1,006

Total debt	4,692	3,933
Cash and cash equivalents	(3,389)	(5,906)

Net debt (cash) (total debt less cash and cash equivalents)	1,303	(1,973)

Minority interests	159	135
Stockholders’ equity	20,931	21,969

Group equity	21,090	22,104

Net debt and group equity	22,393	20,131

Net debt (cash) divided by net debt (cash) and group equity (in %)	6	(10)
Group equity divided by net debt (cash) and group equity (in %)	94	110

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
restated for the new reporting structure of the Philips Group, and the allocation of certain Corporate/
Regional/ Country and Intellectual Property costs to the operating Divisions
Net operating capital to total assets

						Innovation	Group
	Philips	Medical		Consumer		& Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
March 31, 2007
Net operating capital (NOC)	10,151	4,188	1,240	97	3,441	753	432
Exclude liabilities comprised in NOC:
- payables/liabilities	7,382	1,749	470	1,807	1,047	324	1,985
- intercompany accounts	—	29	19	56	44	(22)	(126)
- provisions1)	2,660	243	53	263	152	64	1,885
Include assets not comprised in NOC:
- investments in equity-accounted investees	2,816	47	—	—	12	129	2,628
- other non-current financial assets	6,745	—	—	—	—	—	6,745
- deferred tax assets	1,679	—	—	—	—	—	1,679
- liquid assets	5,906	—	—	—	—	—	5,906

Total assets	37.339	6,256	1,782	2,223	4,696	1,248	21,134

1)	provisions on balance sheet EUR 3,261 million excluding deferred tax liabilities of EUR 601 million

March 31, 2006
Net operating capital (NOC)	7,975	3,362	464	78	2,665	960	446
Exclude liabilities comprised in NOC:
- payables/liabilities	7,906	1,741	398	2,200	926	581	2,060
- intercompany accounts	—	35	16	69	38	(46)	(112)
- provisions2)	2,362	253	56	294	134	119	1,506
Include assets not comprised in NOC:
- investments in equity-accounted investees	3,388	43	—	11	20	176	3,138
- other non-current financial assets	7,496	—	—	—	—	—	7,496
- deferred tax assets	2,001	—	—	—	—	—	2,001
- liquid assets	3,389	—	—	—	—	—	3,389

Total assets	34,517	5,434	934	2,652	3,783	1,790	19,924
Discontinued operations	3,864

Total	38,381

2)	provisions on balance sheet EUR 2,828 million excluding deferred tax liabilities of EUR 466 million
Composition of cash flows before financing activities

	January to March
	2006	2007
Cash flows provided by (used for) operating activities	(1003)	(203)
Cash flows provided by (used for) investing activities	(746)	478

Cash flows before financing activities	(1,749)	275

\

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated
% increase always in relation to the corresponding period of previous year

	2006							2007
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,155	6,380	6,313	8,128	5,991
% increase	12	9	1	(1)	(3)

EBITA	279	290	71	742	353
as a % of sales	4.5	4.5	1.1	9.1	5.9

EBIT	246	247	25	665	292
as a % of sales	4.0	3.9	0.4	8.2	4.9

Net income	160	301	4,242	680	875
per common share in euros	0.13	0.25	3.59	0.60	0.80

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,155	12,535	18,848	26,976	5,991
% increase	12	11	7	5	(3)

EBITA	279	569	640	1,382	353
as a % of sales	4.5	4.5	3.4	5.1	5.9

EBIT	246	493	518	1,183	292
as a % of sales	4.0	3.9	2.7	4.4	4.9

Net income	160	461	4,703	5,383	875
per common share in euros	0.13	0.39	3.96	4.58	0.80

Income from continuing operations as a % of stockholders’ equity (ROE)	3.8	4.6	2.7	4.4	17.3

	period ended 2006				period ended 2007
Inventories as a % of sales	11.9	11.9	12.7	10.7	11.6

Net debt : group equity ratio	6:94	9:91	(16):116	(10):110	(10):110

Total employees (in thousands)	161	158	126	122	124
of which discontinued operations	37	37	—	—
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips acquires TIR Systems; a Canadian manufacturer of Solid State Lighting modules
Tuesday, March 13, 2007
Amsterdam, The Netherlands and Vancouver, Canada – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has reached an agreement with TIR Systems Ltd. under which Philips will acquire all of the outstanding shares of TIR Systems for a total consideration of approximately C$ 75 million, or approximately EUR 49 million, to be paid in cash upon completion. This transaction is subject to the terms and conditions of the merger agreement and to the approval of TIR shareholders, and is expected to close in the second quarter of 2007.
TIR Systems, based in Vancouver, Canada, is a leading company in Solid State Lighting (SSL) technology for products that generate high quality white light. The company is commercializing its newly-developed Lexel™ technology for SSL-based spotlighting with a platform of fully integrated SSL modules. Supporting the company’s technology and products is a solid and sizeable intellectual property portfolio that, when integrated into Philips’ substantial SSL patent portfolio, will create a strong competitive advantage. Acquiring TIR Systems will strengthen Philips’ leadership position in the fast-growing market of Solid State Lighting.
“We are pleased to strengthen our position in Solid State Lighting through this acquisition,” Peter van Strijp, Chief Executive of Philips Lighting’s Solid State Lighting business unit, said. “Through the successful integration of Lumileds in 2005, we ensured a leading position in Light Emitting Diodes (LEDs) for the general lighting market, and through the acquisition of TIR Systems we now strengthen our position in delivering integrated lighting products to lighting fixtures manufacturers. Our focus will now be on making lighting products that utilize TIR Systems’ Solid State Lighting modules widely available.”
TIR Systems is publicly traded on the Toronto Stock Exchange.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

About TIR Systems Ltd.
TIR Systems Ltd., a world leader in Solid State Lighting (SSL), is building the foundations for tomorrow’s lighting. TIR developed the Lexel®, which is the first, fully integrated, LED-based light source, designed specifically to produce high quality white light essential for general lighting applications. The benefits of the Lexel technology will encourage a more rapid adoption of Solid State Lighting and the Lexel is positioned to become a new standard in the global lighting market. To find out more about TIR Systems Ltd. (TSX: TIR), visit www.tirsys.com
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips elaborates on financial performance during General Meeting of Shareholders
Thursday, March 29, 2007
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that at its Annual General Meeting of Shareholders, to be held in Amsterdam on March 29, Mr. Gerard Kleisterlee, President & CEO, and Mr. Pierre-Jean Sivignon, Chief Financial Officer, will elaborate on the financial results for 2006, which the company reported on January 22, 2007.
During the meeting, Philips will also re-confirm financial targets earlier communicated to the financial markets, and state the company is actively reviewing its capital structure and how it can best return excess cash to shareholders in the future. In this context Mr. Kleisterlee will say: “We will continue to redeploy capital in a disciplined way through value-creating acquisitions, share buybacks and dividends. This means that we will end up with an appropriately leveraged balance sheet probably in no more than two to three years. Let me be more specific: we are currently reviewing a number of possible acquisitions and it is our clearly stated policy and practice to return excess cash to shareholders.”
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements

Philips General Meeting of Shareholders approves re-appointment of management, Supervisory Board members and proposal for dividend payment in 2007
Thursday, March 29, 2007
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that the Annual General Meeting of Shareholders, held in Amsterdam on March 29, has approved the re-appointment of Mr. Gerard Kleisterlee, President & CEO, for four years, effective April 1, 2007.
The General Meeting of Shareholders also approved the re-appointment of Dr. Gottfried Dutiné, Executive Vice-President of Royal Philips Electronics and a member of the Board of Management for four years effective April 1, 2007. Mr. Steve Rusckowski, CEO of Philips Medical Systems, was appointed by the General Meeting of Shareholders as a member of the Board of Management, effective April 1, 2007.
Furthermore, Mr. Heino von Prondzynski was appointed by the General Meeting of Shareholders as a member of the Philips Supervisory Board, while Mr. Jan-Michiel Hessels, Mr. Cees van Lede and Mr. John Munro Thompson were re-appointed as members of the Supervisory Board. All appointments to the Supervisory Board have become effective as of today, March 29, 2007.
The General Meeting of Shareholders also approved Philips’ proposal to increase the annual dividend payment in 2007 to EUR 0.60 per share, compared with EUR 0.44 in 2006. Mr. Pierre-Jean Sivignon, Chief Financial Officer, explained: “With the substantial progress that has been made in stabilizing and improving the performance of the company we believe that it is appropriate at this time to increase the payout ratio to 40%-50%, which is an increase from 25%-35%. The measure is based on continuing net income, meaning recurring net income from continuing operations, so excluding non-recurring items.”
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces closing of transfer of Mobile Phone operations to CEC
Friday, April 06, 2007
Amsterdam, the Netherlands– Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that on March 31 the company completed the sale of its remaining Mobile Phone activities to China Electronics Corporation (CEC). CEC will take over responsibility for Philips’ Mobile Phones business, which had sales in the first quarter of 2007 of approximately EUR 55 million compared to sales of approximately EUR 100 million in the first quarter of 2006.
On February 12, 2007, Philips announced it had signed a definitive agreement with China Electronics Corporation (CEC) to transfer Philips’ remaining Mobile Phone activities to CEC. The Mobile Phones business employs approximately 240 people, mainly in Asia Pacific and Europe.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to acquire personal emergency response company Health Watch Holdings, Inc.
Tuesday, April 10, 2007
Acquisition adds over 100,000 customers to Philips Lifeline’s existing base of more than half a million subscribers and extends network of healthcare referrals
Amsterdam, The Netherlands and Cherry Hill, New Jersey– Royal Philips Electronics (NYSE: PHG, AEX: PHI) (“Philips”) and Health Watch Holdings, Inc. (“Health Watch”) today announced Philips will acquire Health Watch, a US-based, privately-held provider of personal emergency response services, for approximately USD 130 million in cash. The transaction is expected to close in the second quarter of 2007.
“The acquisition of Health Watch builds on our successful acquisition of Lifeline Systems last year, and will allow us to leverage Lifeline’s existing investments in monitoring and service infrastructure and its roadmap of innovative products across a larger subscriber base,” said Ivo Lurvink, CEO and Executive Vice President of Consumer Healthcare Solutions. “Through this move we expect to further increase the value-creating potential of Lifeline’s personal emergency response business,” Lurvink added.
The acquisition of Health Watch represents a further step for Philips in building up its presence in the consumer healthcare market – a business-to-consumer market, where consumers generally purchase healthcare products and services. Health Watch will add over 100,000 US-customers to Philips Lifeline’s existing base of more than a half a million subscribers in North America, thereby further expanding Philips’ presence in the region’s personal emergency response market. The deal will also increase the number of healthcare organizations and healthcare referral sources in the Philips Lifeline network, further contributing to future growth.
Philips Lifeline’s and Health Watch’s twenty-four hour a day services give independently minded seniors the confidence to maintain an active life at home, knowing if they suddenly need help, they can send an alert to a monitoring center indicating they need assistance. Two-way communication allows a professionally trained operator to establish the nature of the problem so that appropriate action can then be taken.
Seniors and their families are increasingly looking for home healthcare solutions that let at-risk seniors manage their health and wellness. And an aging population provides strong underlying market growth for the solutions offered by Philips Lifeline and Health Watch. Since being acquired by Philips in the first quarter of 2006, Lifeline Systems’ sales grew in excess of 15%. Today, seniors represent around 15% of the population in the developed world, and that number is expected to almost double in size over the next 25 years. Personal emergency response services are already the largest category of home healthcare solutions purchased out-of-pocket by older adults and their caregivers. Still, penetration in the age group 65 years and older is just 2 to 3 percent, allowing for significant future growth.

According to the U.S. Census Bureau, worldwide the estimated number of people over 65 is set to double from 550 million today to 1.2 billion in 2025. Many of these seniors want to keep living independently at home. Personal Emergency Response Systems (PERS) – otherwise known as medical alert services – offered by companies like Philips Lifeline and Health Watch, involve subscribers wearing a personal help button. In an emergency, subscribers simply press the button and are immediately connected to a caring, specially trained Response Associate, 24 hour-a-day, 365 day-a-year.
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Andre Manning
Philips North America Corporate Communications
Tel +1 646 508 4545
email andre.manning@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to acquire Digital Lifestyle Outfitters, a leading supplier of accessories for mobile devices
Friday, April 13, 2007
Amsterdam, The Netherlands and Charleston, South Carolina – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that Philips will acquire US-based Digital Lifestyle Outfitters (DLO) subject to receipt of regulatory approval. DLO designs, markets and distributes accessories, including docking stations, FM transmitters, cables and cases for mobile audio-visual devices such as MP3 and video players. The transaction is expected to close in the second quarter of 2007, upon which DLO will become part of the Peripherals & Accessories business unit of Philips’ Consumer Electronics division. No financial details on the transaction were disclosed.
Between 2003 and 2006, sales in Philips’ Peripherals & Accessories business unit more than doubled, due to a combination of targeted acquisitions and organic growth through innovative products and a strong customer focus. Peripherals and accessories are among the fastest growing and higher-margin product categories in consumer electronics today, with retailers increasingly looking to offer these products as part of a complete consumer electronics portfolio to their customers. Within peripherals and accessories, Philips sees the mobility, audio and PC domains as strategic growth areas.
Through this deal, Philips will become a leading player in peripherals and accessories for the mobility domain, which will further strengthen Philips’ contacts to key international retailers – relationships based on solid category management and operational excellence. DLO’s position as a leader in the field of MP3 accessories complements Philips’ strong position in the headphones category. DLO realized sales of approximately USD 100 million in 2006, mainly in the United States, and is expected – upon closing of the deal – to make a positive contribution to operating margins in Philips’ Peripherals & Accessories business unit. In mobility, the global market for accessories around MP3-players exceeded USD 4 billion in 2006, and currently enjoys annual growth of more than 10%.
“Besides building on our acquisition of Power Sentry last year and Gemini in 2004, acquiring Digital Lifestyle Outfitters will strengthen Philips’ ability to address emerging trends in this market – such as peripherals and accessories for multi-functional phones – through innovative products that deliver on Philips’ brand promise of sense and simplicity,” Mr. Rudy Provoost, Chief Executive Officer of Philips Consumer Electronics, said.
DLO is a privately held company and operates from Charleston, South Carolina and Raleigh/Durham, North Carolina. “By teaming up with Philips, DLO will be able to expand outside of the United States, capitalizing on Philips’ global distribution network with key retailers,” explained Jeff Grady, president and CEO of Digital Lifestyle Outfitters.
Cases & Clips

Philips will acquire US-based Digital Lifestyle Outfitters – a leading supplier of mobile consumer electronic accessories like the Action Jacket, one of Digital Lifestyle Outfitters’ numerous products designed to protect your portable device. It is a cushy case with a fully adjustable armband and 180° rotating belt clip.
Hardware & Electronics
Philips will acquire US-based Digital Lifestyle Outfitters – a leading supplier of mobile consumer electronic accessories like the HomeDock, Digital Lifestyle Outfitters’ (DLO) home entertainment system that consumers can use to navigate and select music, videos and photos from their portable device on a TV screen using an included, full-function remote control. It is one of DLO’s products consumers can use to expand the use of their portable digital audio/video players into their home environment.
FM Transmitters
Philips will acquire US-based Digital Lifestyle Outfitters – a leading supplier of mobile consumer electronic accessories such as FM transmitters that use your existing FM radio and 12-volt auto power outlet to stream music from your portable device through your car stereo. It has a powerful integrated antenna for transmission through your FM radio.
Cables & Connectors
Philips will acquire US-based Digital Lifestyle Outfitters – a leading supplier of mobile consumer electronic accessories such as power packs that consumers can use to charge their players anywhere. These packs come with an AC Power Bug for wall charging in any AC outlet, an Auto Charger for keeping the portable device powered in the car, and a USB Dock Cable for connecting and charging.
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Andre Manning
Philips North America Corporate Communications
Tel +1 646 508 4545
email andre.manning@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About Digital Lifestyle Outfitters

With a complete line of digital-device accessories available worldwide, DLO has all of your electronic essentials. From cases and cables to remotes and speaker systems, DLO offers everything you need to optimize your technology. With the digital revolution at hand, DLO is leading the way by outfitting your digital lifestyle. For more information about the TransDock for iPod or other DLO products, visit www.dlo.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.